Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

A Premier North American Equipment Rental Company of Scale We have great respect for the H&E team and the high-quality platform you have built. All of us at Herc look forward to welcoming H&E’s talented employees and working together to realize the substantial benefits that this transaction will create for the employees, customers, and shareholders of both companies.” LARRY SILBER, PRESIDENT AND CEO | HERC HOLDINGS Expanded Footprint, Increased Density, and Larger Fleet +120 Leading years of combined presence in 11 of top industry experience 20 rental regions +600 Increased locations across urban density in 7 of U.S. and Canada top 10 rental regions ~$5.2 Billion revenue Top 10 Rental MSA Industry Analysts Applaud the Herc and H&E Combination, Reinforcing Our Confidence in the Opportunities Ahead “ the acquisition should bolster “HERC’s ‘over-the-top’ purchase “Sales synergy logic makes HRI’s position as the third largest of H&E is the alternative that sense ” player in the NA rental industry ” made sense all along ” 768642-001-Part-4 24Feb25 14:59 Page 8 For more information, visit https://www.hercrentals.com/company/about.html

Welcoming H&E to Team Herc ~7,600 98% employees perfect days of safety and operational excellence1 44 52 employee Net Promoter training hours per Score, nearing employee, well above top-tier of 50 industry standard2 Cautionary Note Regarding Forward Looking Statements exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those This communication includes “forward-looking statements,” within the meaning of described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in Section 21E of the Securities Exchange Act, as amended, and the Private Securities the other filings with the SEC by each of the Company and H&E. All forward-looking Litigation Reform Act of 1995. Forward-looking statements include statements related to statements are expressly qualified in their entirety by such cautionary statements. We the Company, H&E and the proposed acquisition of H&E by the Company that involve undertake no obligation to update or revise forward-looking statements that have been substantial risks, uncertainties and assumptions that could cause actual results to differ made to reflect events or circumstances that arise after the date made or to reflect the materially from those expressed or implied by such statements. Forward-looking occurrence of unanticipated events. statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, Additional Information and Where to Find It expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the The tender offer described herein has not yet commenced, and this communication is combined company, and the anticipated timing of closing of the proposed transaction. neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a Forward-looking statements are generally identified by the words “estimates,” “expects,” substitute for any offer materials that the Company and its acquisition subsidiary, HR “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or Merger Sub Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such Commission (the “SEC”). At the time the tender offer is commenced, the Company and words or similar expressions. All forward-looking statements are based upon our current Merger Sub will file a tender offer statement on Schedule TO and the Company will file a expectations and various assumptions and apply only as of the date of this registration statement on Form S-4. THE TENDER OFFER MATERIALS (INCLUDING AN communication. Our expectations, beliefs and projections are expressed in good faith OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER and we believe there is a reasonable basis for them. However, there can be no assurance TENDER OFFER MATERIALS) AND THE FORM S-4 WILL CONTAIN IMPORTANT that our expectations, beliefs and projections will be achieved or that the completion and INFORMATION. H&E STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS anticipated benefits of the proposed transaction can be guaranteed, and actual results CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE may differ materially from those projected. You should not place undue reliance on THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SECURITIES forward-looking statements. SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The tender offer materials will be made available to holders of H&E There are a number of risks, uncertainties and other important factors that could cause stock at no expense to them. The tender offer materials will be made available for free at our actual results to differ materially from those suggested by our forward-looking the SEC’s web site (http://www.sec.gov). Additional copies may be obtained for free by statements, including, but not limited to, (i) the possibility that the sufficient number of contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E’s shares are not validly tendered into the tender offer to meet the minimum H&E will be available free of charge on H&E’s website at https://investor.he-equipment. condition; (ii) the Company’s ability to implement its plans, forecasts and other com/. Copies of the documents filed with the SEC by the Company will also be available expectations with respect to H&E’s business after the completion of the proposed free of charge on the Company’s website at https://ir.hercrentals.com/. transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits In addition to the tender offer materials, the Company and H&E file annual, quarterly and from the proposed transaction will not be realized or will not be realized within the current reports, proxy statements and other information with the SEC, which are expected time period; (iv) the Company and H&E may be unable to obtain regulatory available to the public at the SEC’s web site (http://www.sec.gov). approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to Information Regarding Non-GAAP Financial Measures obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in In addition to results calculated according to accounting principles generally accepted in successfully integrating the businesses of the Company and H&E, including, without the United States (“GAAP”), the Company has provided certain information in this limitation, problems associated with the potential loss of any key employees, customers, communication that is not calculated according to GAAP (“non-GAAP”), such as suppliers and other counterparties of H&E; (vii) the proposed transaction may involve adjusted EBITDA. Management uses these non-GAAP measures to evaluate operating unexpected costs, including, without limitation, the exposure to any unrecorded performance and period-over-period performance of our core business without regard liabilities or unidentified issues during the due diligence investigation of H&E or that are to potential distortions, and believes that investors will likewise find these non-GAAP not covered by insurance, as well as potential unfavorable accounting treatment and measures useful in evaluating the Company’s performance. These measures are unexpected increases in taxes; (viii) the Company’s business may suffer as a result of frequently used by security analysts, institutional investors and other interested parties uncertainty surrounding the proposed transaction, any adverse effects on our ability to in the evaluation of companies in our industry. Non-GAAP measures should not be maintain relationships with customers, employees and suppliers; (ix) the occurrence of considered in isolation or as a substitute for our reported results prepared in accordance any event, change to other circumstances that could give rise to the termination of the with GAAP and, as calculated, may not be comparable to similarly titled measures of merger agreement, the failure of the closing conditions included in the merger other companies. For the definitions of these terms, further information about agreement to be satisfied, or any other failure to consummate the proposed transaction; management’s use of these measures as well as a reconciliation of these non-GAAP (x) any negative effects of the announcement of the proposed transaction of the measures to the most comparable GAAP financial measures, please see the financing thereof on the market price of the Company common stock or other securities; supplemental schedules that accompany this communication. (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may 1 As of 12/31/2024 not achieve its valuation or re-rating opportunities. The foregoing list of factors is not 2 Average includes both required and discretionary training 768642-001-Part-4 24Feb25 14:59 Page 9 For more information, visit https://www.hercrentals.com/company/about.html